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March 19, 2014

VIA EDGAR AND ELECTRONIC MAIL

Mellissa Campbell Duru
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Darden Restaurants, Inc.
Amendment No. 2 to Preliminary Consent Solicitation Statement
Filed on Schedule 14A by Starboard Value LP, Starboard Value and Opportunity
Master Fund Ltd., Starboard Value and Opportunity S LLC, Starboard Value and
Opportunity C LP, Starboard Leaders Delta LLC, Starboard Leaders Fund LP,
Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP
LLC, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value R LP,
Starboard Value R GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld,
Bradley D. Blum, Charles M. Stonsteby, Robert Mock and Craig S. Miller
Filed March 14, 2014
File No. 1-13666

Dear Ms. Duru:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated March 18, 2014 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with Starboard and provide the following responses on its behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Consent Solicitation Statement (the “Solicitation Statement”).

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 19, 2014

General

1.
Please refer to prior comment 2 of our letter dated March 13, 2014.  We continue to note disclosure that directly states or implies, without sufficient support, the participants’ opinions that the company is hastening the Red Lobster transaction and has not performed a comprehensive review of all alternatives.  The basis for the participants’ opinions, however, is not apparent.  We refer, for example, to soliciting materials that the company filed on March 3, 2014, which outline strategic, financial and operational alternatives considered by the company.  If it is the participants’ belief that the company’s analyses as presented in its soliciting materials was inadequate, non-comprehensive and/or hastily conducted, then please outline the basis for the participants’ opinions by disclosing other alternatives you have considered accompanied by the corresponding analyses that is supportive of your opinions.  Otherwise, please remove statements that are not supported or that state or imply that the company has not conducted a review of alternatives.

We acknowledge the Staff’s comment and have revised the Solicitation Statement accordingly.  See pages 2, 3 and 5 of the Solicitation Statement.

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

Enclosure

cc:           Jeffrey C. Smith